Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

March 8, 2013

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2012

Filed July 31, 2012

File No. 001-32294

Dear Mr. Shenk,

This is in response to the Staff’s comment letter dated February 26, 2013, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”).

We confirm that we will revise the applicable disclosure in our annual report on Form 20-F for the fiscal year ending March 31, 2013 (the “2013 Form 20-F”), and future filings to the extent applicable, to provide the information requested by the Staff. The revised disclosure in the 2013 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required to be disclosed or otherwise described in the 2013 Form 20-F.

We will submit a copy of this letter as “correspondence” via EDGAR.

*    *    *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at +91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22-6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Patrick Kuhn

Doug Jones

(Securities and Exchange Commission)

Ravi Kant, Vice-Chairman

Karl J Slym, Managing Director

Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

N. Venkatram

(Deloitte Haskins & Sells)

William Y. Chua

John D. Young, Jr.

(Sullivan & Cromwell)

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